UBS Fund Services (USA) LLC

Statement of Changes in Members' Capital

	Member's Capital – Realty	Member's Capital – ARI	Total
Balance at December 31, 2014	$ 189,964	$ 1,920	$ 191,884
Net income	23,605	238	23,843
Dividend paid	(44,930)	(454)	(45,384)
Balance at December 31, 2015	$ 168,639	$ 1,704	$ 170,343

See accompanying notes.